Exhibit 99.1
No. Sec/A-SE/10-11/28
October 01, 2010

Corporate Relationship Department	National Stock Exchange of India Limited
The Bombay Stock Exchange Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai — 400 001	Mumbai — 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.:022-26598120/ 26598237/ 26598238

Scrip Code: 500900	Scrip Code: STER-EQ
Sub: Press Release on further updation on Madras High Court Decision on Tuticorin Smelter.
The Madras High Court passed an order on 28 September 2010, ordering the closure of the Tuticorin Smelter. Subsequently, the Company had filed a Special Leave Petition in the Honourable Supreme Court of India on September 29, 2010 against the Madras High Court order.
The same was heard today by the Honourable Supreme Court and the Honourable Supreme Court granted a Stay over the operation of the subject Madras High Court order dated 28 September 2010, until 18 October 2010, when the matter will be further heard.
Request to please take on record.
Thanking you,
Yours sincerely,
For Sterlite Industries (India) Limited
Rajiv Choubey
Company Secretary & Compliance Officer